UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
814-00852

CUSIP NUMBER
36191J 101

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

GSV Capital Corp.

Full Name of Registrant

NeXt BDC Capital Corp.; NeXt Innovation Corp.

Former Name if Applicable

2925 Woodside Road

Address of Principal Executive Office (Street and Number)

Woodside, CA 94062

City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

GSV Capital Corp. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) by the prescribed March 18, 2019 due date without unreasonable effort and expense.  The Company’s independent directors have retained independent counsel to conduct a review of certain operational and administrative activities.  The Company requires additional time to complete the internal review. The Company expects to file the Form 10-K on or before April 2, 2018.  The Company does not expect the findings of the internal review to result in any change to the Company’s financial statements or results of operations that were reported in its earnings release on March 14, 2019.

Forward-Looking Statements

The statements included in this Form 12b-25 regarding results of operations, as expected to be reported, expected filing date of the Form 10-K and other statements that are not historical facts are forward-looking statements. Although the Company believes that the expectations reflected in our forward-looking statements are reasonable, it can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s financial statements for the year ended December 31, 2018, the audit thereof and those described in the section entitled “Risk Factors” in its Form 10-K for the year ended December 31, 2017 and other SEC filings.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark D. Klein	650	235-4769
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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GSV Capital Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2019	By:	/s/ Mark D. Klein
Name: Mark D. Klein Title: Chief Executive Officer and President

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